

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

January 14, 2011

Idan Karako
Chief Executive Officer
Felafel Corp.
27 Bet Hillel Street, Unit 18
Tel Aviv Israel 67017

> **Re:** **Felafel Corp.**
> **Registration Statement on Form S-1**
> **Filed December 20, 2010**
> **File No. 333-171277**

Dear Mr. Karako:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. It appears from your disclosure that you may be a shell company pursuant to Rule 405 of the Securities Act. Please revise to disclose your status as a shell company or advise.

2. We note on page II-2 that you sold 2,000,000 shares at a price of $0.02 per share to 41 investors, and that there are 41 selling stockholders selling 2,000,000 shares. Please revise the disclosure at each relevant place in the filing to provide the basis for setting the share price in this offering at $0.02. It would appear that the publicly-tradable shares offered pursuant to this prospectus should be more valuable than shares that were privately placed. This suggests that the $0.02 per share price of the shares you are registering here is not a bona fide sales price.

Your explanation should address the fact, as appropriate, that the $0.02 per share price was the original price paid by selling shareholders and that this prohibits them from making any profit on sales unless and until there is an active trading market. Alternately, increase the fixed price and pay any additional filing fee.

Outside Front Cover Page of Prospectus

3. Please revise to include the legend required by Item 501(b)(7) of Regulation S-K.

4. Please identify the type of underwriting as "best efforts," if true. If you are making the offering on a best efforts basis, please indicate the date the offering will end and any arrangements to place the funds in an escrow, trust, or similar account. If you have not made any of these arrangements, state this fact and describe the effect on investors. Refer to Item 501(b)(8)(iii) of Regulation S-K.

5. Please revise your table on the prospectus cover page to include a line where you disclose the amount of proceeds to be received by the selling shareholder. Refer to Item 501(b)(3) of Regulation S-K.

Prospectus Summary, page 1

6. Please disclose the aggregate market price of your common stock based on the proposed offering price and disclose the balance of total stockholders' equity at your most recent balance sheet date.

7. Your independent auditor's report expresses substantial doubt about your ability to continue as a going concern. Please disclose this information in the forefront of this section.

8. Please disclose your losses in recent periods, your monthly "burn rate," the month you will run out of funds without the addition of capital, and an estimate of the amount of money needed to accomplish the goals set out in your plan of operation.

9. Please state, as indicated in the fourth paragraph on page 14, that if you do not sell the maximum number of shares the company is offering, you must seek additional funding in order to fund your restaurant.

10. We note your disclosure on page 1 that you use "high quality" ingredients and "healthy cooking" methods to ensure your offerings are appealing and healthy. Please revise to briefly describe your ingredients and cooking methods and substantiate your claims that they are "high quality" and "healthy."

Risk Factors, page 2

11. Please include a risk factor addressing that your executive officers are currently not receiving any compensation and disclosing what compensation they ultimately expect to receive. This disclosure will help investors evaluate the financial statements. Also disclose that you do not have the funds necessary to offer your executive officers competitive salaries or to hire additional management or employees.

12. Please provide a risk factor discussing the limitations of management's experience, including the statement on page 16 that you have never operated a restaurant in Latvia before.

13. We note your disclosure on page 14 which states that the recent economic recession has affected the Baltic States. Please create a risk factor to separately disclose the risks of developing a restaurant business during an economic downturn and address whether this will affect your ability to obtain financing.

14. Please revise the risk factor subheadings on pages 3 and 4 to highlight the risks disclosed in each related risk factor. In this regard, revise the subheadings, "Competition," "Regulation," and "Potential claims and complaints" to indicate the attendant risks.

Potential claims and complaints, page 4

15. We note that you cannot be certain that any insurance coverage that you maintain will be sufficient to cover possible claims. Revise to disclose whether you maintain any insurance coverage related to your business.

8. If we are unable to obtain funding, page 4

16. Refer to the first sentence on page 5. We note the disclosure that your directors may provide loans to you which mitigates the risks in the risk factor. Please revise.

18. The requirements of being a public company, page 7

17. Please quantify the anticipated costs of being a public company, such as your legal, accounting and other expenses, so that investors can better understand this risk.

20. Because all of our officers and directors are located in non-U.S. jurisdictions, page 8

    18. Please revise to address that it may also be difficult for shareholders to serve process on you and your officers and directors as a result of you being located in non-U.S. jurisdictions.

22. Any trading market that may develop may be restricted, page 8

    19. We are unable to locate the cross-referenced section "PLAN OF DISTRIBUTION — State Securities-Blue Sky Laws." Please revise or advise. Additionally, please identify the ten states where you currently do not intend and may not be able to qualify securities for resale.

Dilution, page 13

    20. We note that the calculation of "historical net tangible book value" gives effect to the receipt of proceeds from the offering. This measure should not be adjusted as it is meant to provide investors with the actual amount as of September 30, 2010. Please revise the above as well as provide the following information required by Item 5-06 of Regulation S-K in table format:

- The net tangible book value per share before and after the distribution;
- The amount of the increase in such net tangible book value per share attributable to the cash payments made by purchasers of the shares being offered; and
- The amount of the immediate dilution from the public offering price which will be absorbed by such purchasers.

Use of Proceeds, page 11

    21. Please revise the intended use of your proceeds to more clearly indicate how you intend to use the funds under the different percentages of shares sold and for each purpose you state, if practicable. Refer to Item 504 of Regulation S-K.

Description of Business, page 14

    22. Please balance the discussion of Mr. Idan Karako in the second paragraph to indicate that you have no employment agreement with him.

23. Please update and provide a basis for your statement on page 14 that "local markets are predicted to begin recovering towards the end of 2010," or remove the statement. Additionally please clarify the timeframe for the events in the last paragraph on page 16 and update as appropriate. Please state in appropriate places throughout the prospectus that there is no guarantee that economic conditions will improve.

Industry Background, page 14

24. Refer to the last sentence of the first full paragraph on page 15. Please provide support to substantiate your belief that you will be able to profitably operate restaurants in the Baltic States because you offer a "healthy" menu. Alternatively, please remove.

The Product, page 15

25. Please revise to explain how falafel provides an "exciting" taste.

26. Please disclose the approximate price points of your products so that investors may better assess your business.

27. We note your disclosure on page 15 that you believe that your products will appeal to vegetarians and people who understand the importance of eating salads and a low fat diet. Please explain how a deep-fried food is low fat.

28. We note your reference to "the Falafel Shop" and references elsewhere to the "Falafel Shop brand." Please briefly explain what "Falafel Shop" means, and whether you have trademarked this name.

Principal Markets and Marketing Strategy, page 15

29. Please disclose whether you have done any market research regarding the introduction of falafel restaurants in the region.

30. Please provide a basis for your statement on page 16 that "From a marketing standpoint, a vegetarian meal is believed to be less damaging to the heart than a meat meal, and is believed to be less likely to cause obesity and a range of other medical conditions."

Plan of Operation, page 19

31. Please revise this section significantly to provide investors with details regarding the costs and timelines you face in reaching your goals of establishing a pilot restaurant and franchising the concept. Additionally please clarify when you

expect to generate revenue. Please include a brief summary of your budget and timeframe in the Prospectus Summary.

Plan of Distribution, page 26

32. Please revise to more clearly address the plan of distribution for the shares to be sold by directors on behalf of the company.

Undertakings, page II-4

33. Please advise as to why you have included the undertakings set forth on page II-4, as you do not appear to be relying on Section 430A of the Securities Act.

Signatures, page II-5

34. Please revise to have your registration statement signed by your principal executive officer and either your controller or principal accounting officer in their individual capacity.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Theresa Messinese at (202) 551-3307 or Lauren Nguyen at (202) 551-3642 if you have questions regarding comments on the financial statements and related matters. Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3642 with any other questions.

Sincerely,

Lauren Nguyen
Attorney-Advisor

cc: Carl M. Sherer, Esq.
        Fax: (617) 997-0098